Filed Pursuant to Rule 424(b)(3)
Registration No. 333-175538

This pricing supplement relates to an effective registration statement under the Securities Act of 1933, as amended, but it is not complete and may be changed. This pricing supplement and the accompanying prospectus and prospectus supplement are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 28, 2014

PRICING SUPPLEMENT No. 5 dated January     , 2014

(To prospectus dated July 13, 2011 and

prospectus supplement dated August 12, 2011)

BB&T CORPORATION

Medium-Term Notes, Series C (Senior)

This pricing supplement supplements the terms and conditions in the prospectus, dated July 13, 2011, as supplemented by the prospectus supplement, dated August 12, 2011 (the “prospectus supplement” and together with the prospectus, dated July 13, 2011, and with all documents incorporated herein by reference, the “prospectus”), and relates to the offering and sale of $         aggregate principal amount of     % Senior Notes due January     , 2019 (the “Fixed Rate Notes”) and $         aggregate principal amount of Senior Floating Rate Notes due January     , 2019 (the “Floating Rate Notes” and, together with the Fixed Rate Notes, the “Notes”). Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

Term	Fixed Rate Notes	Floating Rate Notes
CUSIP / ISIN Nos.
Series	Series C (Senior)	Series C (Senior)
Form of Note	Book-Entry	Book-Entry
Principal Amount	$	$
Trade Date	January , 2014	January , 2014
Original Issue Date	January , 2014	January , 2014
Maturity Date	January , 2019	January , 2019
Redemption Date	December , 2018	December , 2018
Redemption Terms	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the Fixed Rate Notes (par), plus accrued and unpaid interest thereon to the date of redemption. We shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Fixed Rate Notes.	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the Floating Rate Notes (par), plus accrued and unpaid interest thereon to the date of redemption. We shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Floating Rate Notes.
Base Rate	Fixed Rate Note	LIBOR Note
Distribution	Underwritten basis	Underwritten basis
Authorized Denomination	$2,000, or any amount in excess of $2,000 which is an integral multiple of $1,000	$2,000, or any amount in excess of $2,000 which is an integral multiple of $1,000
Issue Price (Dollar Amount and Percentage of Principal Amount)	$ / %	$ / %
Net Proceeds (Before Expenses) to the Company	$	$
Interest Rate	%	3-month LIBOR determined on the Interest Determination Date plus the Spread
Initial Interest Rate	Not applicable	%
Interest Payment Dates	January and July of each year, commencing July , 2014	January , April , July and October of each year, commencing April , 2014
Regular Record Dates	15 calendar days prior to each Interest Payment Date	15 calendar days prior to each Interest Payment Date
Interest Determination Dates	Not applicable	Two London Business Days prior to each Interest Reset Date
Interest Reset Dates	Not applicable	January , April , July and October of each year
Index Source	Not applicable	Reuters Page LIBOR01
Index Maturity	Not applicable	3 month
Spread	Not applicable	%
Spread Multiplier	Not applicable	Not applicable
Maximum Interest Rate	Not applicable	Maximum rate permitted by New York law
Day Count	30/360	Actual/360
Minimum Interest Rate	Not applicable	Not applicable
Original Issue Discount Notes	Not applicable	Not applicable

The Notes are unsecured and will rank equally with our other unsecured and unsubordinated debt obligations.

The Notes are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in the Notes involves risk. See “Risk Factors” beginning on page S-2 of the prospectus supplement, on page 19 of our Annual Report on Form 10-K for the year ended December 31, 2012, and on page 82 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, each of which is incorporated herein by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the attached prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Fixed Rate Note(1)		Total	Per Floating Rate Note(1)		Total
Price to Public		%	$		%	$
Underwriters’ Commissions or Discounts		%	$		%	$
Net Proceeds (Before Expenses) to Us		%	$		%	$

(1)	Plus accrued interest, if any, from January , 2014, if settlement occurs after that date.

We expect to deliver the Notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants on or about January     , 2014.

Joint Book-Running Managers

Barclays	BB&T Capital Markets	Deutsche Bank Securities

January     , 2014

RECENT DEVELOPMENTS

Fourth Quarter 2013 Financial Results

On January 16, 2014, we reported earnings for the fourth quarter of 2013. Outlined below is a summary of those results. We expect to file our Annual Report on Form 10-K for the year ended December 31, 2013 with the Securities and Exchange Commission (the “SEC”) on or before March 3, 2014. Our fourth quarter 2013 consolidated financial results below should be read in conjunction with our Quarterly Reports on Form 10-Q for the periods ended March 31, 2013, June 30, 2013 and September 30, 2013, respectively, and our Annual Report on Form 10-K for the year ended December 31, 2012, which are incorporated by reference herein.

Earnings Overview – Fourth Quarter 2013 Compared to Fourth Quarter 2012

Our consolidated net income available to common shareholders for the fourth quarter of 2013 was $537 million, an increase of $31 million, or 6.1%, compared to $506 million earned during the fourth quarter of 2012. On a diluted per common share basis, earnings for the fourth quarter of 2013 were $0.75, compared to $0.71 for the fourth quarter of 2012. Our results of operations for the fourth quarter of 2013 produced an annualized return on average assets of 1.31% and an annualized return on average common shareholders’ equity of 10.85%, compared to 1.20% and 10.51% for the fourth quarter of 2012, respectively.

Total revenues were $2.4 billion for the fourth quarter of 2013, a decrease of $151 million compared to the fourth quarter of 2012. The decrease in total revenues included a $116 million decrease in taxable-equivalent net interest income and a $35 million decrease in noninterest income.

Net interest margin was 3.56%, down 28 basis points compared to the fourth quarter of 2012. Average earning assets decreased $818 million, or 0.5%, while average interest-bearing liabilities decreased $6.8 billion, or 5.5%. The annualized yield on the total loan portfolio for the fourth quarter was 4.63%, a decrease of 53 basis points compared to the fourth quarter of 2012, which primarily reflects the continued runoff of higher yielding covered loans, the sale of a consumer lending subsidiary during the fourth quarter of 2013, and lower yields on new loans. The annualized FTE yield on the average securities portfolio for the fourth quarter of 2013 was 2.52%, which was six basis points lower than the fourth quarter of 2012. This decrease primarily reflects duration adjustments on covered securities recorded during the fourth quarter of 2013.

The average annualized cost of interest-bearing deposits was 0.28%, a decline of 10 basis points compared to the fourth quarter of 2012. This decrease reflects a decrease in higher-cost non-client certificates of deposit. The average annualized rate paid on long-term debt was 2.64%, a decrease of 60 basis points compared to the fourth quarter of 2012. This decrease was the result of new issues and the decision to swap the debt to floating interest rates.

The decrease in noninterest income was the result of a $131 million decline in mortgage banking income, partially offset by a $42 million increase in other income, a $22 million improvement in FDIC loss share income, and smaller increases in all other categories of noninterest income.

The provision for credit losses, excluding covered loans, declined $185 million, or 72.3%, compared to the fourth quarter of 2012, as improved credit quality resulted in lower provision expense. Net charge-offs, excluding covered loans, for the fourth quarter of 2013 were $154 million lower than the fourth quarter of 2012, a decline of 52.2%. The reserve release was $70 million for the fourth quarter of 2013, compared to $39 million in the fourth quarter of 2012.

Noninterest expense was $1.5 billion for the fourth quarter of 2013, a decrease of $32 million, or 2.2%, compared to the fourth quarter of 2012. This decline was primarily driven by a decrease in foreclosed property expense totaling $37 million and lower loan-related expense, which was 12.3% lower than the fourth quarter of

2012. Personnel expense increased $4 million, or 0.5%, compared to the fourth quarter of 2012, with increases in salaries and fringe benefits expense that were partially offset by a decrease in production-related incentives and commissions.

The provision for income taxes was $243 million for the fourth quarter of 2013, compared to $207 million for the fourth quarter of 2012. This produced an effective tax rate of 29.2% for the fourth quarter of 2013, compared to 27.4% for the fourth quarter of 2012. This increase in the effective tax rate primarily reflects higher levels of pre-tax earnings relative to tax-exempt income and other permanent tax differences.

Balance Sheet Overview – Fourth Quarter 2013 Compared to Third Quarter 2013

Average loans held for investment for the fourth quarter declined $352 million, or an annualized 1.2%, compared to the third quarter of 2013. Loan growth for the fourth quarter was negatively impacted by the sale of a consumer lending subsidiary with loans totaling approximately $500 million early in the fourth quarter. In connection with this transaction, approximately $230 million of loans that were previously reported within the other lending subsidiaries portfolio were transferred to the residential mortgage loan portfolio. Excluding the impact of the loan sale described above, average loans held for investment were up 0.3% annualized compared to the prior quarter.

Average residential mortgage loans increased $576 million, or 9.8% annualized, compared to the third quarter. Excluding the estimated impact of the loan transfer described above, average residential mortgage loans increased approximately 6.0% annualized, which primarily reflects the decision to retain 10 to 15 year mortgage loan production in the held for investment portfolio. The average sales finance portfolio increased $270 million, or 11.9% annualized, based on continued strength in the prime automobile lending market as dealer floor plan financing has been a strategic focus. Average commercial real estate – other loan balances were $150 million higher than the third quarter, which reflects growth in lending related to multi-family residential construction, office, retail and industrial clients.

Average other lending subsidiaries loans decreased $570 million compared to the third quarter. Excluding the estimated impact of the subsidiary sale and related loan transfer described above, average other lending subsidiaries loans increased by approximately 3.5% on an annualized basis. This increase was primarily driven by growth in the equipment finance and small ticket consumer finance portfolios, which totaled $70 million and $84 million, respectively. Average commercial and industrial loans decreased $345 million compared to the third quarter due to lower mortgage warehouse lending average balances. Loan growth continued to be negatively impacted by expected declines in the covered and commercial real estate – residential ADC loan portfolios, which decreased $316 million and $52 million, respectively.

Average deposits for the fourth quarter decreased $2.0 billion, or 6.3% on an annualized basis, compared to the third quarter. Deposit mix continued to improve during the quarter as average noninterest-bearing deposits grew $1.1 billion, while average certificates and other time deposits decreased $4.0 billion. Average noninterest-bearing deposits represented 28.1% of total average deposits for the fourth quarter compared to 26.8% for the third quarter.

Growth in average noninterest-bearing deposits was broad-based, with increases in deposits related to commercial, public funds and personal accounts totaling $500 million, $347 million and $171 million, respectively. Average interest-checking and money market and savings accounts increased $765 million compared to the third quarter, reflecting growth in personal, public funds and commercial accounts totaling $312 million, $254 million and $199 million, respectively. The decrease in average certificates and other time deposits was primarily driven by a $3.0 billion decline in non-client certificates of deposit. Average foreign office deposits increased $72 million compared to the third quarter.

The cost of interest-bearing deposits was 0.28% for the fourth quarter, a decrease of three basis points compared to the third quarter.

Asset Quality

Nonperforming assets, excluding covered foreclosed real estate, decreased $109 million compared to September 30, 2013. This decrease was driven by a $95 million decline in nonperforming loans and leases. At December 31, 2013, nonperforming loans and leases represented 0.81% of total loans and leases, excluding covered assets, which is at its lowest level since the first quarter of 2008.

Dividends and Capital

Our capital levels remained strong at December 31, 2013. We declared total common dividends of $0.23 during the fourth quarter of 2013, which resulted in a dividend payout ratio of 30%.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the Notes for general corporate purposes, which may include the acquisition of other companies, repurchasing outstanding shares of our common stock, repayment of maturing obligations and refinancing of outstanding indebtedness and extending credit to, or funding investments in, our subsidiaries. The precise amounts and timing of our use of the net proceeds will depend upon our and our subsidiaries’ funding requirements and the availability of other funds. Pending our use of the net proceeds from the sale of the Notes as described above, we will use the net proceeds to reduce our short-term indebtedness or for temporary investments.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The consolidated ratios of earnings to fixed charges for us and our subsidiaries for the periods indicated below were as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Earnings to Fixed Charges:
Excluding interest on deposits	5.44x	4.78x	4.91x	2.91x	1.99x	2.21x	2.83x
Including interest on deposits	4.03x	3.32x	3.43x	2.10x	1.50x	1.48x	1.68x

For purposes of computing these ratios, earnings represent income from continuing operations before extraordinary items and cumulative effects of changes in accounting principles plus income taxes and fixed charges (excluding capitalized interest and dividends on our preferred stock, less earnings attributable to noncontrolling interest). Fixed charges, excluding interest on deposits, represent interest (other than on deposits, but including capitalized interest), one-third of rents (the proportion representative of the interest factor) and all amortization of debt issuance costs. Fixed charges, including interest on deposits, represent all interest, one-third of rents (the proportion representative of the interest factor) and all amortization of debt issuance costs.

SUPPLEMENTAL INFORMATION CONCERNING CERTAIN UNITED STATES

FEDERAL INCOME TAX CONSEQUENCES

The following supplemental information concerning the Notes is intended to be read in conjunction with the statements under “Certain United States Federal Income Tax Consequences” in the accompanying prospectus supplement, which the following information supplements and, if there are any inconsistencies, supersedes.

FATCA

Legislation was enacted that significantly changes the reporting requirements imposed on certain non-U.S. persons, including certain foreign financial institutions and investment funds. In general, a 30% withholding tax could be imposed on payments made to any such non-U.S. person unless such non-U.S. person complies with certain reporting requirements regarding its direct and indirect U.S. shareholders and/or U.S. accountholders. Such withholding could apply to payments regardless of whether they are made to such non-U.S. person in its capacity as a holder of a Note or in a capacity of holding a Note for the account of another. FATCA does not apply to obligations that are outstanding on June 30, 2014. A debt instrument, such as the Notes, is treated as outstanding on June 30, 2014 if it has an issue date, as determined under U.S. tax law, before June 30, 2014. Any material modification (as defined in Treasury Regulations issued under Section 1001 of the Code) of a Note on or after June 30, 2014 will result in such Note being treated as newly issued as of the effective date of such modification. In general, if a Note is outstanding on June 30, 2014, and such Note is “reopened” on or after June 30, 2014 in a “qualified reopening” (as such term is defined in Treasury Regulations issued under Section 1275 of the Code), the Notes issued in the reopening will be treated for U.S. tax purposes as having the same issue date as the original issue of Notes. In addition, pursuant to recently-issued Final Regulations, withholding will only be required (i) with respect to payments of interest made after June 30, 2014 and (ii) with respect to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of Notes) made after December 31, 2016. Holders should consult their own tax advisors concerning the potential application of this legislation to the Notes.

Medicare Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% Medicare tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income will generally include its interest income (including original issue discount) and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate, or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

We have entered into a syndicated underwriting agreement, dated as of January     , 2014 (the “terms agreement”), with the underwriters named below. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the principal amount of Notes set forth opposite their respective names below:

Underwriter	Principal Amount of Fixed Rate Notes	Principal Amount of Floating Rate Notes
Barclays Capital Inc.	$	$
BB&T Capital Markets, a division of BB&T Securities, LLC
Deutsche Bank Securities Inc.

Total	$	$

We have been advised by the underwriters that they propose initially to offer the Notes to the public at the public offering price set forth on page one of this pricing supplement, and may offer the Notes to certain dealers at the public offering price less a concession not in excess of     % of the principal amount of the Notes. After the initial public offering, the public offering price may be changed from time to time.

The Notes are a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market in the Notes, as applicable laws and regulations permit, but the underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of any trading market for these Notes.

The terms agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all the Notes if any are purchased.

To facilitate the offering of these Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of these Notes. Specifically, the underwriters may overallot in connection with any offering of these Notes, creating a short position in these Notes for their own accounts. In addition, to cover overallotments or to stabilize the price of these Notes, the underwriters may bid for, and purchase, these Notes in the open market. Finally, in any offering through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing these Notes in the offering if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of these Notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities. We have also agreed to reimburse the underwriters for specified expenses.

We estimate that the total offering expenses for the Notes, excluding the underwriters’ discounts, will be approximately $        .

In the course of their business, the underwriters and certain of their affiliates have engaged and may in the future engage in commercial banking and/or investment banking transactions with us and with our affiliates. The underwriters and their affiliates may also be customers of, engage in transactions with and perform services for us, including our subsidiaries, in the ordinary course of business. They have received and may continue to receive customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, our securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, as defined below (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Notes which are the subject of the offering contemplated by this pricing supplement to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Notes shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and warranted that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the offer of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Hong Kong

The Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance

(Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the Laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (as amended, the “FIEL”). The Notes may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan or Japanese corporation, except in accordance with the provisions of, or pursuant to an exemption available under, the applicable laws and regulations of Japan including the FIEL. For the purpose hereof, “resident of Japan” means an individual whose address is in Japan, and “Japanese corporation” means a legal entity organized under the laws of Japan.

Conflicts of Interest

Because BB&T Capital Markets, a division of BB&T Securities, LLC, our affiliate, is a participating joint book-running manager, this offering is being conducted in compliance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121, as administered by FINRA. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody’s rating service or BBB or better by Standard & Poor’s rating service or rated in a comparable category by another rating service acceptable to FINRA.